NO ACT

PE
12/13/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025389

Received SEC

JAN 06 2012

Washington, DC 20549

January 6, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-12

Michael S. Sigal
Sidley Austin LLP
msigal@sidley.com

Re: PulteGroup, Inc.
Incoming letter dated December 13, 2011

Dear Mr. Sigal:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to PulteGroup by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

January 6, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PulteGroup, Inc.
Incoming letter dated December 13, 2011

The proposal relates to independent directors.

There appears to be some basis for your view that PulteGroup may exclude the proposal under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PulteGroup omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES

NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

msigal@sidley.com
(312) 853 7602

FOUNDED 1866

RECEIVED
2011 DEC 15 PM 4: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 13, 2011

By FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

We are counsel to PulteGroup, Inc. (the "Company") and, on behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if the Company omits a shareholder proposal and supporting statement (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the Company's proxy materials for its 2012 annual meeting of shareholders (the "2012 Proxy Statement").

Pursuant to Rule 14a-8(j), the Company is filing this letter with the Securities and Exchange Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Statement. In addition, the Company is submitting six paper copies of this no-action request, explaining why the Company believes that it may exclude the Proposal from the 2012 Proxy Statement, and six paper copies of the Proposal. A copy of the no-action request and of the Proposal is being submitted to the Proponent simultaneously. The Company appreciates the Staff's consideration and time spent reviewing this no action request.

As described below, the Company believes that the Proposal may be omitted because the Proponent has not held at least $2,000 in market value of the Company's securities for at least one year.

Discussion

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the company's meeting of shareholders for at least one year by the date on which the shareholder submitted its proposal. Section C.1.a of Staff Legal Bulletin No. 14 states that, in the case of an issuer whose stock is traded on the New York Stock Exchange, the market value of a company's securities is determined by "multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal."

As stated in the Proposal, the Proponent is the beneficial owner of 246 shares of the Company's common stock, which represent less than 1% of the Company's issued and outstanding shares of common stock. In addition, the highest selling price of the Company's common stock during the 60 calendar days before the Proponent submitted the Proposal was $6.31 (on December 2, 2011). Based on these figures and utilizing the calculation method described in Staff Legal Bulletin No. 14, the market value of the Proponent's securities is $1,552.26, which is less than the $2,000 minimum ownership level required by Rule 14a-8(b).

Staff's Response

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2012 Proxy Statement.

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the facsimile number for the Proponent's representative is (202) 508-6992.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

Michael S. Sigal

cc: American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Attn: Ms. Vineeta Anand

PulteGroup, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304
Attn: Mr. Steven M. Cook, Senior Vice President, General Counsel and Secretary

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

RICHARD L. TRUMKA, PRESIDENT
ELIZABETH H. SHULER, SECRETARY-TREASURER
ARLENE HOLT BAKER, EXECUTIVE VICE PRESIDENT

Gerald W. McEntee
William Lucy
Edwin D. Hill
James Williams
Larry Cohen
James C. Little
Fred Redmond
Fredric V. Rolando
Newton B. Jones
Baldemar Velasquez
Bruce R. Smith
James Andrews
Walter W. Wise
Capt. Lee Moak
Michael Sacco
Robert A. Scardelletti
Clyde Rivers
Vincent Giblin
Gregory J. Junemann
Rose Ann DeMoro
Matthew Loeb
Diann Woodard
D. Michael Langford
John W. Wilhelm
Bob King
Maria Elena Durazo
Cliff Guffey
Joseph J. Nigro
Frank Hurt
R. Thomas Buffenbarger
Cecil Roberts
William Hite
Robbie Sparks
Mark H. Ayers
Randi Weingarten
Patrick D. Finley
Robert McEllrath
Ken Howard
General Holiefield
Terry O'Sullivan
Lawrence J. Hanley
Michael Goodwin
Harold Schaitberger
Leo W. Gerard
John Gage
Nancy Wohlforth
Richard P. Hughes Jr.
Rogelio "Roy" A. Flores
Malcolm B. Futhey Jr.
Roberta Reardon
James Boland
Lee A. Saunders
Veda Shook
Lorretta Johnson

December 5, 2011

Sent by Facsimile and UPS

Mr. Steven M. Cook, Senior Vice President
General Counsel & Secretary
PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield, Michigan 48304

Dear Mr. Cook,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of PulteGroup, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 246 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

RESOLVED: Shareholders of PulteGroup, Inc. (the "Company") urge the Board of Directors (the "Board") to take the steps necessary to modify the Company's Corporate Governance Guidelines to require that an independent director (as defined by the rules of the New York Stock Exchange) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

Supporting Statement

We believe it is the responsibility of the Board to protect shareholders' long-term interests by providing independent oversight of management in directing the Company's business and affairs. In our opinion, the designation of a lead independent director is not an adequate substitution for an independent Board Chairman. We believe an independent Chairman can enhance investor confidence in our Company and strengthen the independent leadership of the Board.

Company Chairman, President and CEO Richard J. Dugas, Jr. has served as Chairman of the Board since August 18, 2009. Since his appointment as Chairman, our Company's stock price has declined over 50 percent as of the date that this proposal was submitted to the Company. We believe that our Company could have benefited from having an independent director rather than Mr. Dugas serve as Chairman during this period.

The Chairmen's Forum, an organization of non-executive board chairmen, has called on North American public companies to voluntarily adopt independent chairmanship as the default model. An independent chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Millstein Center for Corporate Governance and Performance, Yale School of Management, *Chairing the Board: The Case for Independent Leadership in Corporate North America*, 2009).

In our view, when the CEO serves as Chairman, this arrangement may hinder the ability of the Board to monitor the CEO's performance and to provide the CEO with objective feedback and guidance. Andrew Grove, former Chairman and CEO of Intel Corporation, has stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Jeffrey E. Garten, "Don't Let the CEO Run the Board, Too," *Business Week*, November 11, 2002).

For these reasons, we urge you to vote FOR this resolution.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

December 5, 2011

Mr. Steven M. Cook, Senior Vice President
General Counsel & Secretary
PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield, Michigan 48304

Dear Mr. Cook,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 246 shares of common stock (the "Shares") of PulteGroup, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 5, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 5, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Mary C. Murray

Mary C. Murray
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment